

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2021

Kevin J. Mitchell
Chief Financial Officer
Phillips 66 Partners LP
2331 CityWest Boulevard
Houston, TX 77042

   Re: Phillips 66 Partners LP
     Form 10-K for the Year Ended December 31, 2020
     Filed February 24, 2021
     File No. 001-36011

Dear Mr. Mitchell:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation